United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2006

Companhia Vale do Rio Doce

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26

20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes__  No X

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes__  No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes__  No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-)

Companhia Vale do Rio Doce

TABLE OF CONTENTS:

This Form 6-K contains the following exhibits:

Exhibit	Exhibit No.
Fifth Supplemental Indenture among Vale Overseas Limited, Companhia Vale do Rio Doce and JPMorgan Chase Bank, N.A.	99.1
Form of Global Note	99.2
Terms Agreement, entered by and among Vale Overseas Limited, Companhia Vale do Rio Doce and J.P. Morgan Securities, Inc. on January 5, 2006.	99.3

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867; and the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2006	COMPANHIA VALE DO RIO DOCE (Registrant) By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer